SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated July 26, 2011	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: July 27, 2011	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

APPOINTMENT OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Xi Guohua has been appointed as Executive Director and Vice Chairman of the Company with effect from 26 July 2011.

Mr. Xi Guohua, age 59, is currently the Secretary of the CPC Committee and Vice Chairman of China Mobile Communications Corporation, and a Director and Vice Chairman of China Mobile Communication Co., Ltd. Mr. Xi formerly served as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau, Deputy Chief Engineer and Deputy Director General of the Posts and Telecommunications Administration of Shanghai. Mr. Xi also served as Deputy Director General of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, Vice Minister of the Ministry of Information Industry, President of China Network Communications Group Corporation and Vice Minister of the Ministry of Industry and Information Technology. Mr. Xi graduated from the Faculty of Electrical Engineering of Hefei University of Technology in 1977. Mr. Xi also holds a Master’s Degree in management from the School of Economics and Management of Shanghai Jiaotong University and a doctoral degree in management from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology. Mr. Xi has not held any other directorships in any listed public companies in the last three years.

The Company and Mr. Xi Guohua have not entered into any service contract which provides for a specified length of service. Mr. Xi will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Xi will receive a salary of HK$100,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Xi has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

A-1

The Company firmly believes that Mr. Xi Guohua’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome him as a member of the Board.

Save as disclosed herein, Mr. Xi Guohua does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Xi Guohua that need to be brought to the attention of the shareholders of the Company.

By Order of the Board China Mobile Limited Wang Jianzhou
Chairman

Hong Kong, 26 July 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-2